Mail Stop 4561

      						March 29, 2006


Paul Henderson
President and Chief Executive Officer
Pro Travel Network, Inc.
516 W. Shaw Avenue, # 103
Fresno, CA  93704

Re:	Pro Travel Network, Inc.
	Registration Statement on Form SB-2
      Filed March 1, 2006
      File No. 333-132127

Dear Mr. Henderson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.




Summary Information, page 5

2. Please clarify your disclosure to address the following in connection with your reorganization in May 2005:

* How the company reduced its number of authorized common shares from
69 million to 23 million; and,
* If the 69 million shares were exchanged for the 23 million shares, what exemption from registration was relied upon in connection with the exchange offer.

3. Please clarify whether anybody can become an Independent Representative of Pro Travel Network or whether individuals must first purchase the ITAP in order to be eligible. In connection with this, please disclose the amount of overlap in the number of your travel agents and representatives.

Financial Summary, page 6

4. Where you provide summary information regarding your "Statements of Operations," please add a line item that discloses net income/losses in the periods presented.

Risk Factors, page 8

Adverse changes or interruptions in our relationships with travel suppliers could affect our access to travel offerings and reduce our revenues, page 8

5. Please provide additional information regarding the portion of your agreements with suppliers that are terminable at will and the portion that are one-year agreements. If you have experienced disruptions as a result of the termination of agreements with suppliers, please include disclosure as appropriate.

Our failure to establish and maintain representative relationships for any reason could negatively impact sales of our products and reduce our revenues, page 8

6. Please briefly discuss the level of turnover you have experienced and the effects it has had on your operations.

Declines or disruptions in the travel industry, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within the travel industry could reduce our revenues, page 10

7. We refer to your discussion of the decline in travel bookings
"including those through [y]our website" following the September
11,
2001 terrorist attacks. Please clarify this statement since you did not begin operations until late 2003.

Evolving government regulation could impose taxes or other burdens on our business, which could increase our costs or decrease demand for our products and reduce our revenues, page 10

8. Please disclose the state(s) that have indicated that they may seek to collect hotel occupancy taxes from you and indicate the portion of your operations conducted in these states.

Our business is exposed to risks associated with online commerce security and credit card fraud which could reduce our revenues, page
11

9. Your statement that you "proactively check for intrusions into [y]our infrastructure" is language that tends to mitigate the risk you are presenting and should be removed. If you choose to discuss what steps you take to prevent intrusions into your infrastructure, please include this disclosure in the Business section of the prospectus.

Although we have implemented policies and procedures designed to govern the conduct of our representatives and to protect the goodwill associated with our business, it can be difficult to enforce these policies and procedures because of the number of representatives and their independent status which could reduce our revenues, page 11

10. Your first part of the risk factor heading is language that tends to mitigate the risk you are presenting and should be removed.
If you choose to discuss the procedures you have in place that are designed to regulate the conduct of your representatives, please include this disclosure in the Business section of the prospectus.

Special Information Regarding Forward Looking Statements, page 14

11. We refer to your statement that forward-looking statements in the prospectus involve "certain known and unknown risks, uncertainties and other factors" which may affect the company`s operating results.
The prospectus should contain a discussion of all known risks.
Please remove the reference to "unknown risks."

Legal Proceedings, page 18

12. We note that the company is pursuing the return of a deposit in the amount of $35,000 from a credit card processing service. Please expand your disclosure to indicate what steps the company has taken to pursue this action and whether it intends to litigate the matter, if necessary.

Directors, Executive Officers, Promoters and Control Persons, page
19

13. Please expand the employment history of Mr. Henderson to clarify the nature of the sales that he conducted while self-employed and to indicate the nature of the business conducted by ACN, Inc.

14. We refer to the disclosure regarding the IRS lien to which Mr. Henderson is subject. Please indicate whether the lien covers any of the assets of the company and whether Mr. Henderson may be forced to sell a portion of his ownership in the company in order to satisfy the lien.

Description of Business, page 22

15. Please expand your disclosure regarding the agreements you have with "selected travel providers, including major airlines, cruise ships, hotels and car rental agencies, including wholesale travel providers." Your disclosure should include, but not be limited to, a description of the services these companies provide to you and your representatives, the consideration you and/or your representatives pay in exchange for these services, the duration of the agreements, whether such agreements contain any exclusivity clauses and whether you rely on any single supplier for these services. In addition, please consider whether any of these agreements are material contracts that would be required to be included as exhibits to the registration statement.

16. Please discuss whether the company conducts research and development activities and include estimates of the amount of time and the costs involved with such activities. We refer to Item
101(a)(10) of Regulation S-B.

17. Please disclose whether the company has, or has applied for, any patents or trademarks in connection with its operations. We refer to
Item 101(a)(7) of Regulation S-B.

Regulation, page 24

18. We refer to your disclosure regarding the Seller of Travel
Laws
in California and Nevada. Please indicate whether you have complied with the requirements noted on page 24 for all prior periods.

Competition, page 24

19. Please indicate your competitive position vis-a-vis the entities noted under this heading. Specifically, we refer to your extensive disclosure regarding such websites as Expedia, Travelocity, Orbitz and others that have achieved greater market penetration and have significantly greater resources than you do.

20. Please expand your disclosure to indicate in what ways your agents have a "significant advantage" over the major online travel companies. In connection with this please provide us with support for your contention that, "Usually, the cost to book a trip through an home-based agent is comparable to booking a trip through a major online travel company."

21. Please provide us supplementally with a copy of the Credit
Suisse
First Boston report noted on page 25. In addition, please confirm to us that the company did not enlist CSFB to prepare the report in connection with this or any other offering by the company.

Management`s Discussion and Analysis, page 26

22. Please expand your MD&A to include a discussion of any critical accounting estimates. Refer to SEC release 33-8350.

Significant Factors, page 27

23. In your next amendment, please remove the non-GAAP measure which excludes certain expenses incurred during the year related to going public. Refer to Item 10(h) of Regulation S-B.

24. We refer to the fourth bullet point under this heading.
Please
indicate how long you believe that cash flows and existing cash will satisfy your operating requirements without incurring debt.

Results of operations, page 27

25. Please expand upon your discussion of the results of operations for the year ended June 30, 2005 and the period from inception through June 30, 2004. The fact that the periods are not comparable does not eliminate the requirement to discuss the periods and the reason`s for the changes in the registrant`s results of operations.
For example, it may be helpful to disclose the amount of revenues that came from sales of ITAP versus Marketing Opportunity and commissions, and if you expect your primary source of revenue to change over time as the ITAP is more widely distributed.

26. Similar to a prior comment, we refer to your statement on page
28
that indicates that, had you not incurred the costs of this registration statement, the company would have reported a profit from operations. The implication behind this statement is that the costs involved in the registration process are non-recurring. However, since you will incur recurring costs related to being a public reporting company, please remove this statement or provide sufficient disclosure to place your existing disclosure in the proper context.

27. Where you discuss the increases in operating expenses, please quantify the increase in the number of employees and the portion of the overall increase attributable to employee salaries.

Commitments and Contingencies, page 29

28. Please clarify when the monthly rental of your principal place of business is scheduled to escalate from $4,397 to $5,374. In addition, please clarify which months have been prepaid by the company. Finally, in light of the rental escalation , please explain why 2007 and 2009 rental costs are expected to be lower than the surrounding years.

Milestones, page 29

29. Please expand your disclosure to indicate whether the items listed are expected to be conducted contemporaneously with each other, or whether they will be conducted consecutively.

30. Please expand your disclosure to indicate the types of marketing that you intend to conduct as well as an identification of the target audience (i.e. - potential representatives, consumers or suppliers).

Liquidity and Capital Resources, page 30

31. Please quantify the portion of your liabilities that comprise commissions and rewards owed to your representatives and accrued salaries by your officers.

32. Please discuss the agreement you entered into with GoPublicToday.com and its affiliates and your requirements pursuant to this agreement. For example, please disclose your obligation to pay GPT $4,000 per month to conduct compliance activities.

33. Please clarify your discussion of the phasing out of major infrastructure expenses to explain why you do not expect to incur expenses related to replacing furniture, computers and software in future periods. We believe these expenses will be realized through depreciation expense over the next few years. Also, if you are going to discuss the expected reduction of expenses you should also discuss the costs of running a public company versus a private company.

34. Please revise your discussion to explain what the source of the additional $250,000 needed to implement your business plan for the next 12 months will be.

Description of Property, page 30

35. This section appears to be duplicative of disclosure found on page 29. Please remove repetitive text. In addition, we note that the rental figures included in the table on page 30 are higher than the corresponding figures found in the table on page 29. Please revise accordingly.

Certain Relationships and Related Transactions, page 31

36. We note that the issuance of founders` shares did not appear to be based on a single value ascribed to the securities issued. For example, we note that Ms. Penley received shares in exchange for no consideration, while the other founders received varying amounts of shares in return for $10,000 each. Please explain why the cash consideration did not correspond to the number of shares received by the founders and how you accounted for this transaction.

37. Please identify your promoters and include the information required by Item 404(d) of Regulation S-B.

38. Please file copies of the agreements you entered into with GPT and PCMS as exhibits to the registration statement. In addition, please expand your disclosure to describe the specific registration rights granted to these entities.

Market for Common Equity and Related Stockholder Matters

OTC Bulletin Board Qualification for Quotation, page 33

39. Please expand your disclosure to discuss the specific limitations on the resale of shares held by affiliates pursuant to Rule 144.

Executive Compensation, page 34

40. We note that certain compensation to be awarded to Mr.
Henderson
has been accrued by the company and is payable to him. Please include this information in a footnote to the table.

Interim Financial Statements, page 36

41. Please revise your interim financial statements to disclose any events which occurred subsequent to the end of the most recent fiscal year which have a material impact on the registrant. At a minimum, provide disclosure about the sale of common stock in December 2005.
Additionally, please tell us whether any of the warrants discussed on page 44 have been issued during the 2006 fiscal year to date, and if not, whether any of the performance obligations have been completed.

Balance Sheet, page 36

42. Please tell us why you have classified the sale of 171,340 shares of common stock in December 2005 as a liability on your balance sheet, and not as part of shareholder`s equity. Please cite the specific accounting literature in that you have relied upon in your response.

Statements of Operations, page 37

43. Please revise your statements of operations to display cost of sales on a disaggregated basis, displaying a separate cost of sales line item for each revenue line item presented.

Statements of Cash Flows, page 37

44. Please revise your statements of cash flows to classify the proceeds received from the sale of common stock in December 2005 as a cash flow from financing activities. Additionally, revise your entire document to remove any statements you have made that indicate cash flows from operations were positive for the six-month period ended December 31, 2005.

45. Please revise the change in accounts payable and accrued expense for the six months ended December 31, 2005 to be shown as a cash outflow and net income for the six months ended December 31, 2004 to be shown as income rather than a loss.

Financial Statements, page 38

Note B - Significant Accounting Policies, page 41

Revenue Recognition, page 42

46. Please revise your revenue recognition policy related to Travel
Agent Products to be more specific about how revenues are recognized for the various items you are selling. Specifically, address how revenues are recognized for monthly license fees and when you consider services to be rendered. Address whether these sales require you to perform any services for the purchaser going forward, and if the purchaser has any opportunity to receive a refund of their purchase price for any length of time for any reason.

47. Please revise your revenue recognition policy for commission revenues to address how you determined that it is appropriate for you to recognize the entire gross commission received as revenue.
Please
note that a thorough analysis should address each of the indicators within EITF 99-19.

Part II

Recent Sales of Unregistered Securities, page 46

48. Please expand your disclosure regarding the April/May and December 2005 issuances to explain how you determined that the individuals who were not "accredited investors" possessed the necessary sophistication and access to information as required in a valid 4(2) private offering. In connection with this, please also tell us how the offerings were conducted and whether an offering circular was used in connection with these sales.




Exhibits

49. Please file your legality opinion with your next amendment or provide us with a draft so that we have an opportunity to review it.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee at 202-551-3693 or Daniel
Gordon,
Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3694 with any other questions.



	Sincerely,



	Owen Pinkerton
	Senior Counsel

cc:	Michael T. Williams, Esq. (via facsimile)

Paul Henderson
Pro Travel Network, Inc.
March 29, 2006
Page 10